SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549


                                 SCHEDULE 13G

                   Under the Securities Exchange Act of 1934
                               (Amendment No. )*


                           Alarmguard Holdings, Inc.
                   -----------------------------------------
                               (Name of Issuer)


                        Common Stock, $0.0001 par value
                   -----------------------------------------
                        (Title of Class of Securities)


                                   011649100
                   -----------------------------------------
                                (CUSIP Number)


                               February 2, 1998
                   -----------------------------------------
            (Date of Event Which Requires Filing of this Statement)


      Check the appropriate box to designate the rule pursuant to which this
Schedule is filed:

      [ ] Rule 13d-1(b)

      [X] Rule 13d-(c)

      [ ] Rule 13d-1(d)

      * The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

      The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 011649100


1    NAME OF REPORTING PERSON
     I.R.S. Identification No. of above person (entities only).

     OZ Management, L.L.C.


2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

                                                       (a) [  ]
                                                       (b) [  ]

3    SEC USE ONLY


4    CITIZENSHIP OR PLACE OF ORGANIZATION

     Delaware


      NUMBER OF SHARES BENEFICIALLY OWNED BY
      EACH REPORTING PERSON WITH:

      5     SOLE VOTING POWER

            0 Shares

      6     SHARED VOTING POWER

            1,121,212 Shares


      7     SOLE DISPOSITIVE POWER

            0 Shares


      8     SHARED DISPOSITIVE POWER

            1,121,212 Shares


9    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      1,121,212 Shares


10 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)


11   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

      10.6%


12   TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

      OO

CUSIP No. 011649100

1    NAME OF REPORTING PERSON
     I.R.S. Identification No. of above person (entities only).

     OZ Master Fund, Ltd.


2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

                                                       (a) [  ]
                                                       (b) [  ]

3    SEC USE ONLY


4    CITIZENSHIP OR PLACE OF ORGANIZATION

     Cayman Islands


     NUMBER OF SHARES BENEFICIALLY OWNED BY
     EACH REPORTING PERSON WITH:

      5     SOLE VOTING POWER

            0

      6     SHARED VOTING POWER

            242,424 Shares


      7     SOLE DISPOSITIVE POWER

            0 Shares


      8     SHARED DISPOSITIVE POWER

            242,424 Shares


9    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      242,424 Shares


10 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)


11   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

      2.3%


12   TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

      CO

CUSIP No. 011649100

1    NAME OF REPORTING PERSON
     I.R.S. Identification No. of above person (entities only).

     Ziff Asset Management, L.P.


2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

                                                       (a) [  ]
                                                       (b) [  ]

3    SEC USE ONLY


4    CITIZENSHIP OR PLACE OF ORGANIZATION

     Delaware


     NUMBER OF SHARES BENEFICIALLY OWNED BY
     EACH REPORTING PERSON WITH:

      5     SOLE VOTING POWER

            0

      6     SHARED VOTING POWER

            848,484 Shares


      7     SOLE DISPOSITIVE POWER

            0 Shares


      8     SHARED DISPOSITIVE POWER

            848,484 Shares


9    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      848,484 Shares


10 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)


11   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

      8.3%


12   TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

      PN

      Item 1(a).  Name of issuer:

      Alarmguard Holdings, Inc., a Delaware corporation (the "Company").

      Item 1(b).  Address of issuer's principal executive offices:

      125 Frontage Road, Orange, Connecticut 06477.

      Item 2(a).  Name of person filing:

      This statement is filed on behalf of each of the following persons (collectively, the "Reporting Persons"):

      i) OZ Management, L.L.C., a Delaware limited liability company ("OZ Management");

      ii) OZ Master Fund, Ltd., an exempted company incorporated under the laws of the Cayman Islands ("OZ Master Fund"); and

      iii) Ziff Asset Management, L.P., a Delaware limited partnership ("Ziff Asset Management").

      This Statement relates to shares of Common Stock of the Company ("Shares") held for the accounts of OZ Master Fund and Ziff Asset Management. OZ Management serves as principal investment manager to OZ Master Fund, and as such, has been granted investment discretion over portfolio investments, including the Shares, held for the account of OZ Master Fund. OZ Management also shares voting and investment authority with Ziff Asset Management over the portfolio investments, including the Shares, of an investment account of Ziff Asset Management. Mr. Daniel S. Och is the managing member of OZ Management, and may be deemed to control such entity.


      Item 2(b).  Address of principal business office or, if none, residence:

      The address of the principal business office of OZ Management is 153 East 53rd Street, 44th Floor, New York, New York 10022.

      The address of the principal business office of OZ Master Fund is c/o Goldman Sachs (Cayman) Trust, Limited, P.O. Box 896 G.T., Harbour Centre, Second Floor, North Church Street, George Town, Grand Cayman, Cayman Islands, B.W.I.

      The address of the principal business office of Ziff Asset Management is 156 Greenwich Avenue, Unit 2A, Greenwich, Connecticut 06830.

      Item 2(c).  Citizenship:

      i)    OZ Management is a Delaware limited liability company;

      ii)   OZ Master Fund is a Cayman Islands exempted limited company; and

      iii)  Ziff Asset Management is a Delaware limited partnership.


      Item 2(d).  Title of class of securities:

      Common Stock


      Item 2(e).  CUSIP No.:

      011649100


      Item 3. If this statement is filed pursuant to Rule 13d-1(b) or Rule 13d-2(b) or (c), check whether the person filing is a:

      (a) - (j)  Not applicable

      If this statement is filed pursuant to Rule 13d-1(c), check this box.
[x]


      Item 4.  Ownership.

      See cover page for each Reporting Person.


      Item 5.  Ownership of 5 Percent or Less of a Class.

      Not applicable


      Item 6.  Ownership of More than 5 Percent on Behalf of Another Person.

      Not applicable.


      Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

      Not applicable.


      Item 8.  Identification and Classification of Members of the Group.

      Not applicable.


      Item 9.  Notice of Dissolution of Group.

      Not applicable.


      Item 10. Certifications

      By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.


                                   SIGNATURE

      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated:  April 14, 1998.      OZ MANAGEMENT, L.L.C.


                             By:  /s/ Daniel S. Och
                             --------------------------------
                             Name:   Daniel S. Och
                             Title:  Managing Member



Dated:  April 14, 1998.      OZ MASTER FUND, LTD.
                             By:  OZ MANAGEMENT, L.L.C.
                                  as Investment Manager


                             By:  /s/ Daniel S. Och
                             ----------------------------------
                             Name:  Daniel S. Och
                             Title:  Managing Member



Dated:  April 14, 1998.      ZIFF ASSET MANAGEMENT, L.P.
                             By:  PBK Holdings, Inc.
                             as General Partner


                             By:  /s/ Philip B. Korsant
                             -----------------------------------
                             Name:    Philip B. Korsant
                             Title:   President